Exhibit 12.1

KIMCO REALTY CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the six months ended June 30, 2017
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$90,256

Add:
Interest on indebtedness (excluding capitalized interest)	92,104
Amortization of debt premiums, discounts and capitalized expenses	5,687
Amortization of capitalized interest	2,559
Portion of rents representative of the interest factor	3,665
194,271

Distributed income from equity investees	27,678

Pretax earnings from continuing operations, as adjusted	$221,949

Fixed charges -
Interest on indebtedness (excluding capitalized interest)	$92,104
Capitalized interest	6,442
Amortization of debt premiums, discounts and capitalized expenses	5,687
Portion of rents representative of the interest factor	3,665

Fixed charges	$107,898

Ratio of earnings to fixed charges	2.1